April 2, 2007

VIA EDGAR

Karen J. Garnett, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington D.C. 20549

Re:

Universal Guardian Holdings, Inc.

Registration Statement on Form SB-2 (Pre-Effective Amendment No. 1)

File Number 333-139988

Dear Ms. Garnett:

Based upon advice of the company’s securities counsel in connection with their discussions with Mr. Michael McTiernan of the Commission relating to the effectiveness of the aforesaid registration statement, please be advised that Universal Guardian Holdings, Inc. (the “Company”) hereby requests that the registration statement be declared effective as of 4:00 pm E.S.T. on Friday, April 6, 2007, or such earlier time and date as the Commission may determine to be appropriate.

We hereby acknowledge that:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael J. Skellern
Chief Executive Officer

cc:

Mr. Michael McTiernan, Staff Attorney, Division of Corporate Finance, via facsimile at (202) 772-9210

UNIVERSAL GUARDIAN HOLDINGS, INC.

4695 MACARTHUR COURT, SUITE 300

NEWPORT BEACH, CALIFORNIA 92660

TELEPHONE: 949.861.8295 / FACSIMILE: 949.861.8694